

12063057

TES
GE COMMISSION
. 20549

SEC Mail Processing Section
DEC 28 2012
Washington DC
402

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37809

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/11 AND ENDING 10/31/12
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CALLAHAN FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 CONNECTICUT AVE. NW; SUITE 1001
(No. and Street)

WASHINGTON	**DC**	**20036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Johnson **(202) 223-3920**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Doeren Mayhew
(Name - *if individual, state last, first, middle name)*

305 West Big Beaver Rd.	**Troy**	**Michigan**	**48084**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 12/31/12

OATH OR AFFIRMATION

I, Jay Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CALLAHAN FINANCIAL SERVICES, INC., as of October 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Subscribed & Sworn before on 27th Dec 2012.

Shashi Bhagat
Notary Public

SHASHI BHAGAT
NOTARY PUBLIC OF DISTRICT OF COLUMBIA
My Commission Expires January 1, 2015

Signature

Executive Vice President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition (Statement of Cash Flows).
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALLAHAN FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS

OCTOBER 31, 2012

CONTENTS



305 West Big Beaver Road
Troy, Michigan 48084
248.244.3000
doeren.com

Independent Auditor's Report

To the Board of Directors and Shareholder
of **Callahan Financial Services, Inc.**

We have audited the accompanying balance sheets of Callahan Financial Services, Inc. (the "Company"), as of October 31, 2012 and 2011, and the related statements of earnings, shareholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Callahan Financial Services, Inc. as of October 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit of the 2012 financial statements was conducted for the purpose of forming an opinion on the basic 2012 financial statements taken as a whole. The accompanying information of the Company as of October 31, 2012: Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are accompanying information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such accompanying information has been subjected to the auditing procedures applied in the audit of the basic 2012 financial statements and, in our opinion, are fairly stated in all materials respects in relation to the basic 2012 financial statements taken as a whole.

Doeren Mayhew

DOEREN MAYHEW

December 27, 2012
Troy, Michigan

Known Internationally as Moore Stephens Doeren Mayhew, P.C. An Independent Firm Associated With Moore Stephens International Limited.

CALLAHAN FINANCIAL SERVICES, INC.

BALANCE SHEETS

ASSETS

	October 31, 2012	October 31, 2011
Cash and cash equivalents (notes 1 and 3)	$ 162,357	$ 197,163
Accounts receivable		
Related party (note 3)	-	50,437
Other (note 1)	50,696	20,095
Investment in limited liability limited partnership (note 2)	10,100	10,100
Equity in undistributed earnings from limited liability limited partnership (note 2)	(10,100)	(10,100)
Other assets	3,746	3,373
Total assets	$ 216,799	$ 271,068

LIABILITIES AND SHAREHOLDER'S EQUITY

	2012	2011
Liabilities		
Accounts payable - related party (note 3)	$ 5,799	$ 22,812
Accrued expenses	11,655	17,055
Total liabilities	17,454	39,867
Shareholder's Equity		
Capital stock, no par value; $150 stated value; 100 shares authorized, issued and outstanding	15,000	15,000
Additional paid-in capital	445,356	435,256
Accumulated deficit	(261,011)	(219,055)
Total shareholder's equity	199,345	231,201
Total liabilities and shareholder's equity	$ 216,799	$ 271,068

See accompanying notes to financial statements

CALLAHAN FINANCIAL SERVICES, INC.

STATEMENTS OF EARNINGS

	Year Ended October 31, 2012	Year Ended October 31, 2011
Income		
Reimbursements for operating expenses (note 3)	$ 856,271	$ 889,363
Interest income	86,463	124,028
Total income	942,734	1,013,391
Expenses		
Contract services	815,484	848,179
Regulatory and compliance	21,521	22,302
Other	45,157	18,882
Total expenses	882,162	889,363
Earnings Before Income Taxes	60,572	124,028
Income Taxes (note 1)	10,100	31,600
Net Earnings	$ 50,472	$ 92,428

See accompanying notes to financial statements

CALLAHAN FINANCIAL SERVICES, INC.

STATEMENTS OF SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED OCTOBER 31, 2012 AND 2011

	Number of Shares	Capital Stock	Additional Paid-in Capital	Accumulated Deficit	Total Shareholder's Equity
Balance - November 1, 2010	100	$ 15,000	$ 403,656	$ (225,837)	$ 192,819
Cash Dividends Paid	-	-	-	(85,646)	(85,646)
Capital Contribution	-	-	31,600	-	31,600
Net Earnings	-	-	-	92,428	92,428
Balance - October 31, 2011	100	15,000	435,256	(219,055)	231,201
Cash Dividends Paid	-	-	-	(92,428)	(92,428)
Capital Contribution	-	-	10,100	-	10,100
Net Earnings	-	-	-	50,472	50,472
Balance - October 31, 2012	100	$ 15,000	$ 445,356	$ (261,011)	$ 199,345

See accompanying notes to financial statements

CALLAHAN FINANCIAL SERVICES, INC.

STATEMENTS OF CASH FLOWS

	Year Ended October 31, 2012	Year Ended October 31, 2011
Cash Flows From Operating Activities:		
Net earnings	$ 50,472	$ 92,428
Adjustments:		
Income taxes paid by parent and treated as noncash capital contribution	10,100	31,600
Changes in assets and liabilities:		
Decrease (increase) in accounts receivable		
Related party	50,437	(20,995)
Other	(30,601)	(12,095)
Increase in other assets	(373)	(211)
Decrease in accounts payable - related party	(17,013)	(12,350)
Decrease in accrued expenses	(5,400)	(1,400)
Net cash provided from operating activities	57,622	76,977
Cash Flows From Financing Activities:		
Dividends paid to parent	(92,428)	(85,646)
Net Decrease in Cash and Cash Equivalents	(34,806)	(8,669)
Cash and Cash Equivalents - Beginning	197,163	205,832
Cash and Cash Equivalents - Ending	$ 162,357	$ 197,163

See accompanying notes to financial statements

CALLAHAN FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2012 AND 2011

Note 1 - Nature of Business and Significant Accounting Policies

Nature of Business

Callahan Financial Services, Inc. ("the Company"), was incorporated on March 13, 1987, for the purpose of serving as the general partner (with an initial 15% ownership interest) in Callahan Credit Union Financial Services LLLP ("the Partnership" or "CUFSLP," see Note 3). The Partnership was organized to serve as the administrator of the Trust for Credit Unions ("the Trust"), a diversified management investment company for investment by state and federally chartered credit unions. In addition to serving as the general partner of the Partnership, the Company acts as the distributor of the units of the portfolios of the Trust. The Company is a wholly owned subsidiary of Callahan & Associates, Inc.

In addition to the reimbursed operating expenses, another source of revenue for the Company is its equity interest in the earnings and losses of the Partnership. The primary source of revenue for the Partnership is an administration fee paid by the Trust.

Basis of Presentation

The Company's financial statements are prepared on the accrual basis of accounting, whereby, revenue is recognized when earned and expenses are recognized when incurred.

The Company is currently operating under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC Broker/Dealers operating under the provisions of Paragraph (k)(1) and are exempt from the requirement to make the reserve computations under Rule 15c3-3.

Income Taxes

The Company files a consolidated federal income tax return with its parent. Income taxes are based on an allocation calculated as if the Company was filing a separate tax return. In addition, the Company files a District of Columbia income tax return. During the years ended October 31, 2012 and 2011, the Company settled $10,100 and $31,600 of income taxes payable to its parent company, Callahan & Associates, Inc., by the parent contributing the payable to the Company as contributed capital.

Note 1 - Nature of Business and Significant Accounting Policies - Continued

Investment and Earnings in Limited Liability Limited Partnership

The Company accounts for its investment in the limited liability limited partnership using the equity method. Under the equity method, the Company recognizes its respective percentage of earnings in the limited liability limited partnership.

When a general partner controls a limited partnership and the limited partners have certain rights, a sole general partner in a limited partnership would be presumed to control that limited partnership, and therefore, would be required to include the limited partnership in its consolidated financial statements, regardless of the extent of the sole general partner's ownership interest in the limited partnership unless the presumption of the general partner's control can be overcome.

Section 11.01 of the Amended and Restated Certificate and Agreement of Limited Partnership provides the limited partners with substantive rights in that a majority in interest of the limited partners has the right, upon thirty days prior written notice given to the general partner and all limited partners, to remove the general partner without cause. Company management asserts that the rights of the limited partners are substantive, and therefore, would overcome the presumption of control (and consolidation) by the sole general partner.

Cash and Cash Equivalents

Cash and cash equivalents includes cash, deposits in financial institutions and highly liquid mutual fund investments. For these instruments, the carrying amount approximates fair value.

Accounts Receivable - Other

Accounts receivable - other consists mainly of commissions due to the Company at October 31, 2012 and 2011 related to brokerage income.

Reimbursements for Operating Expenses

Under the terms of the Certificate and Agreement of Limited Partnership, the Company's incurred operating expenses are reimbursed by the Partnership. The Company is required to reflect these reimbursements received for expenses incurred as revenue in the statement of earnings.

Note 1 - Nature of Business and Significant Accounting Policies - Continued

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Investment in Limited Liability Limited Partnership

The Company has a 20% interest in the Partnership, which includes 15% as general partner and 5% investment as the sole Class B limited partner. The Company continues to serve as the general partner to the Partnership, while the majority interest belongs to various credit unions and credit union service organizations that serve as limited partners. The net profits and losses of the Partnership are allocated among the partners in accordance with the terms of the Certificate and Agreement of Limited Partnership, as amended. Should the Partnership be terminated, net assets available for distribution will be distributed first in proportion to the partners' net capital accounts until such capital accounts have been reduced to zero and then to the partners in accordance with their respective participation percentages.

Individual capital accounts are maintained for each partner of the Partnership. Earnings and losses of the Partnership are generally allocated among the partners as follows: A) general partner - 15%; B) Class A limited partners - 80%; and C) Class B limited partner - 5%. However, the terms of the Certificate and Agreement of Limited Partnership, as amended, preclude allocating any further losses to a partner or class of partners once the partner's capital account reaches zero, as long as another partner or class of partners maintains a positive capital balance. In accordance with partnership dividend policy, all net income in excess of those allocated to recover partner capital contributions are distributed as dividends to the partners consistent with their partnership interests. These allocations are in accordance with Section 704(b) of the Internal Revenue Code. The Partnership will not be making a distribution related to 2012.

The Company accounts for its investment in the Partnership using the equity method of accounting. Under the equity method of accounting, the investment is recorded at its initial cost and is increased or decreased for the Company's share of the subsequent earnings or losses of the Partnership, as specified in the Certificate and Agreement of Limited Partnership, as amended, and is decreased by distributions received. The Company's share of losses is limited to the amount of its investment, as long as another partner or class of partners maintains a positive capital balance. The amounts reported in the accompanying financial statements reflect this allocation method.

Note 2 - Investment in Limited Liability Limited Partnership - Continued

The Partnership's condensed balance sheets as of October 31, 2012 and 2011, and condensed statements of operations for the years ended October 31, 2012 and 2011, are as follows:

Condensed Balance Sheets

	October 31, 2012	October 31, 2011
Assets		
Cash, cash equivalents and certificates of deposit	$ 578,548	$ 255,925
Loan receivable	-	155,400
Investment in loan participations	1,424,285	1,800,006
Investment in limited liability companies	441,667	441,667
Other receivables and prepaids	88,685	201,171
Total assets	$ 2,533,185	$ 2,854,169
Liabilities		
Accounts payable	$ 90,242	$ 160,200
Accrued expenses	213,277	137,889
Total liabilities	303,519	298,089
Partners' Capital		
Class A limited partners	2,229,666	2,556,080
Total liabilities and partners' capital	$ 2,533,185	$ 2,854,169

CALLAHAN FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2012 AND 2011

Note 2 - Investment in Limited Liability Limited Partnership - Continued

Condensed Statements of Operations

	Year Ended October 31, 2012	Year Ended October 31, 2011
Income	$ 813,548	$ 1,012,247
Expenses	1,222,082	1,117,363
Net loss	$ (408,534)	$ (105,116)

Note 3 - Related Party Transactions

The Company shares office space with and obtains clerical support from its parent, Callahan & Associates, Inc., which charges the Company for these costs based on an expense-sharing agreement. Under the terms of the Certificate and Agreement of Limited Partnership, the majority of expenses charged to the Company by Callahan & Associates, Inc. and incurred by the Company, were reimbursed by the Partnership. The Company is required to reflect reimbursements received for expenses incurred as revenue in the statements of earnings. Revenue and expenses recorded relating to the reimbursement of expenses by the Partnership under the terms of this agreement for the years ended October 31, 2012 and 2011, were $844,921 and $856,271, respectively. The Partnership also pays regulatory compliance costs incurred by the Company in fulfilling its responsibility as general partner of the Partnership.

The Company had funds on deposit with the NIH Federal Credit Union, a limited partner of the Partnership, totaling $142,379 as of October 31, 2012 and 2011. The Company had investments in Goldman Sachs Asset Management, L.P., an affiliate of Goldman, Sachs & Co., in mutual funds of $19,978 at October 31, 2012 and 2011.

The Company had accounts receivable due from the Partnership of $50,437 at October 31, 2012 related to amounts billed under the expense-sharing agreement. The Company had accounts payable due to the Partnership of $5,799 and $22,812 at October 31, 2012 and 2011 respectively, related to the Partnership's portion of commissions earned on brokerage income. Total commissions paid for the years ended October 31, 2012 and 2011 totaled $156,754 and $160,050, respectively.

Note 4 - Net Capital Requirements

As a broker-dealer, the Company is subject to the regulatory capital requirements set forth by the Securities and Exchange Commission Uniform Net Capital Rule. This rule requires the maintenance of minimum net capital, as defined. As of October 31, 2012 and 2011, the Company's net capital totaled $144,503 and $156,897, respectively, which is in excess of its required capital of $5,000. Additionally, under this rule, "aggregate indebtedness," as defined, cannot exceed 1,000% of net capital. The Company's percentage of aggregate indebtedness to net capital was 8% and 25% at October 31, 2012 and 2011, respectively.

Note 5 - Subsequent Events

Management has performed an analysis of the activities and transactions subsequent to October 31, 2012 to determine the need for any adjustments to and/or disclosures within the audited financial statements as of and for the year ended October 31, 2012. Management has performed their analysis through December 27, 2012, which is the date the financial statements were available to be issued.

ACCOMPANYING INFORMATION

CALLAHAN FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
OCTOBER 31, 2012

NET CAPITAL	
TOTAL SHAREHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 199,345
DEDUCTIONS AND/OR CHARGES	
Nonallowable assets:	
Investment in and receivable affiliates, subsidiaries, and associated partnerships	50,696
Other assets	3,746
Total deductions and/or charges	54,442
Net capital before haircuts on securities	144,903
HAIRCUTS ON SECURITIES	
Trading and investment securities:	
Other securities	400
NET CAPITAL	$ 144,503
AGGREGATE INDEBTEDNESS	
TOTAL AGGREGATE INDEBTEDNESS	$ 11,655
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
MINIMUM NET CAPITAL REQUIRED (6-2/3% of aggregate indebtedness of $5,000 minimum)	$ 5,000
EXCESS NET CAPITAL	$ 139,503
EXCESS NET CAPITAL AT 1000% OF AGGREGATE INDEBTEDNESS	$ 143,338
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	8%

There are no material differences between the above computation and the computations included in the Company's corresponding unaudited Form X-17a-5 filing.

CALLAHAN FINANCIAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
OCTOBER 31, 2012

Callahan Financial Services, Inc. ("the Company") is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("the Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(1) of the Rule.



305 West Big Beaver Road
Troy, Michigan 48084
248.244.3000
doeren.com

Board of Directors
Callahan Financial Services, Inc.
Washington, DC 20036

In planning and performing our audit of the financial statements of Callahan Financial Services, Inc. ("the Company"), a Delaware corporation, as of and for the year ended October 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Insight. Oversight. Foresight.SM

Known Internationally as Moore Stephens Doeren Mayhew, P.C. An Independent Firm Associated With Moore Stephens International Limited.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to and should not be used by anyone other than these specified parties.

Doeren Mayhew

DOEREN MAYHEW

December 27, 2012
Troy, Michigan